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Craft Beer
Charlie Foxtrot Brewing

Brewery

North Port, FL 34287
Coming Soon
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Charlie Foxtrot Brewing previously received $65,550 of investment through Mainvest.
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Data Room
Updates 13
Discussion
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THE PITCH
Charlie Foxtrot Brewing is seeking investment to open the first brewery in North Port, FL.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19
RELIEF. REVIEW SPECIFICS
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VETERAN OWNED AND VETERAN PROUD

Our mission is to create community through craft beer. Helping transitioning veterans regain their sense of brotherhood within the local
community.

Charlie Foxtrot Brewing (CFB) will offer the local community a place where they can gather together to enjoy quality beer and
entertainment.
CFB is dedicated to providing a gathering place where bonds of friendship can turn into brotherhood. Our focus being on helping
transitioning veterans regain their sense of brotherhood allows us to stand out above the rest.
The city of North Port has a population of approximately 73,000, of which 6,300 are veterans.
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OUR STORY

Charlie Foxtrot Brewing was founded by two United States Army Veterans who have a love for beer and a desire to continue serving.
During our transition out of the Army, we found ourselves dealing with the same thing many veterans do. We struggled with the loss of our
sense of community, that sense of brotherhood that we always had around us. So, we decided to do something to help build a new sense
of community, as well as help other veterans do the same. That's when Charlie Foxtrot Brewing was created. We believe that by bringing
veterans together through craft beer and helping rebuild that sense of community, we can then help reduce the stress for soldiers
transitioning back to civilian life. Charlie Foxtrot Brewing will continue looking for opportunities within the local community, so they can
grow together.

Partnered with The 22 Project in Delray, Florida.
Owners are Combat Veterans who recently transitioned into civilian life.
Florida Veterans Incubator helped us raise initial prototype funds through business pitch competitions.
PRESS
Veterans seek to open Charlie Foxtrot Brewing as first brewery in North Port

Nicolas York and Timothy Price want to build community and help fund a nonprofit to reduce the risk of depression and suicide for
returning veterans.

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THE TEAM
Nicolas York
Co-Owner, Business Operations

Nicolas served as a Staff Sergeant in the US Army as an Infantryman and as a Counterintelligence Special Agent. After the Army, he studied Business Management and Entrepreneurship at Florida Gulf Coast University. During that time, Nicolas worked as a food and beverage manager for a property with two restaurants and bars on property with a hotel. The main restaurant and bar he managed completed over $3 million in sales in 2019. In July of 2020, he transitioned into a corporate setting working as a Nutritional Supervisor for a rehabilitation hospital. He brings experience from the Army, private, and corporate sectors. Nicolas has extensive experience in business relations, liaison, networking, and collaborations - already working with several local small businesses in the area as well as the local VFW's and American Legions.

Timothy Price
Co-Owner, Head Brewer

Timothy spent 10 years in the military as a Medic, 4 years active duty Army and 6 years Army reserve. He met the other Cofounder of Charlie Foxtrot, Nicolas York, in Afghanistan in 2012. Timothy completed a Brewing program at Blue Ridge community college and interned at Guidon brewing (another Veteran owned brewery in Hendersonville, NC) to get hands-on experience at a brewery that was just opening. Timothy has been brewing for 5 years, developing new recipes and adjusting them to make the beer as great-tasting as possible.

Updates
FEBRUARY 3RD, 2021
Final countdown!

We are almost done! Get it now!

FEBRUARY 2ND, 2021
Last day

Get in now while you can!

JANUARY 30TH, 2021
4 DAYS LEFT!

Last four days to invest if you have been keeping your eyes on us! We are already moving forward with the bank and our realtor to stay on target for a July 2021 open!

JANUARY 26TH, 2021
Target Reached!

We have reached our target funding! Thank you everyone for your support! We still have 8 days left but the early bird investor bonus is done. There are still some great perks available!

JANUARY 25TH, 2021
9 Days left!

We are almost to our final week! Sitting at $56,200 only need $3,800 more to reach our goal! Don't miss that early investor bonus!

JANUARY 20TH, 2021
Almost there!

We are almost to our goal! Hurry up and get in while the early investor bonus is still available!

JANUARY 15TH, 2021

Final weeks!

We are drawing near the end of the campaign. We are less than $22,000 away from hitting our goal. Help us get there and get that extra 20% early investor bonus!

JANUARY 6TH, 2021
Over Half Way!

We are just shy of $35,000 now, over half way to our goal! Why are you still watching and waiting? Invest now and keep this momentum rolling!

#CFBPLATOON

JANUARY 5TH, 2021
Strong Push!

Up to $26,000 today! Hurry and get in now before the early investor bonus drops!

DECEMBER 31ST, 2020
New Year's Eve!

Here is to finishing off this Crazy year and to the beginning of Charlie Foxtrot in your hands in 2021! We are working with several individuals to get their investmenst in soon! We hope those watching our progress will be as excited as we are when those hit!

DECEMBER 15TH, 2020
Sampling

We had a great time this weekend at the local beer share. We were able to have over 20 people try two of our beers on Saturday! Both the pale ale and stout had some great feedback and even requests to buy! We are continuing to push forward to be able to sell everyone some fantastic beer!

DECEMBER 7TH, 2020
Can we get to $10,000 tonight?

We just got a BIG push to $8,500! Can we take it to $10,000 by the end of the night? Let's go #CFBPLATOON!!

DECEMBER 3RD, 2020
Great Start

We are off to a great start so far! Already at $3,000! Super excited and thankful for everyone who has invested and is going to invest! I wanted to share an article that made the front page of the Sarasota Herald Tribune a couple months ago. Check it out and get even more excited about our doors opening!

https://www.heraldtribune.com/story/business/2020/09/08/north-ports-first-brewery-veterans-banking-charlie-foxtrot-brewing/5710614002/

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space build out $3,500
Equipment $5,000
Working Capital $900
Mainvest Compensation $600
Total $10,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,356,480 $1,437,869 $1,524,141 $1,600,348 $1,680,365
Cost of Goods Sold $307,210 $325,642 $345,180 $362,438 $380,559
Gross Profit $1,049,270 $1,112,227 $1,178,961 $1,237,910 $1,299,806

EXPENSES

Rent $75,000 $75,000 $75,000 $75,000 $75,000
Utilities $150,048 $153,799 $157,643 $161,584 $165,623
Salaries $261,440 $277,126 $293,753 $308,440 $323,861
Insurance $1,680 $1,722 $1,765 $1,809 $1,854
Employee Related Expenses $52,288 $53,595 $54,934 $56,307 $57,714
Marketing $40,694 $41,711 $42,753 $43,821 $44,916
Property Tax $18,000 $18,450 $18,911 $19,383 $19,867
Furnishings $15,000 $0 $0 $0 $0
Operating Profit $435,120 $490,824 $534,202 $571,566 $610,971

This information is provided by Charlie Foxtrot Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

Investment Round Status

Target Raise $10,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends May 5, 2021

Summary of Terms

Legal Business Name Charlie Foxtrot Brewing

Investment Structure Revenue Sharing Note

Investment Multiple 1.6×

Business's Revenue Share 0.2%-1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2027

Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Charlie Foxtrot Brewing's fundraising. However, Charlie Foxtrot Brewing may require additional funds from alternate sources at a later date.

Risk Factors

Real Estate Risk

Charlie Foxtrot Brewing is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Charlie Foxtrot Brewing is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Charlie Foxtrot Brewing to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History

Charlie Foxtrot Brewing is a newly established entity and has no history for prospective investors to consider.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Charlie Foxtrot Brewing and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Charlie Foxtrot Brewing is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Lack of Ongoing Information

Charlie Foxtrot Brewing will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Charlie Foxtrot Brewing is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Charlie Foxtrot Brewing will carry some insurance, Charlie Foxtrot Brewing may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Charlie Foxtrot Brewing could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Charlie Foxtrot Brewing needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Charlie Foxtrot Brewing or management), which is responsible for monitoring Charlie Foxtrot Brewing's compliance with the law. Charlie Foxtrot Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Charlie Foxtrot Brewing is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Charlie Foxtrot Brewing fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Charlie Foxtrot Brewing, and the revenue of Charlie Foxtrot Brewing can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Charlie Foxtrot Brewing to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Charlie Foxtrot Brewing. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
David B.Beverly Hills, MI2 days ago

Proud to supports these veterans. Plus gives me a place in FL to go hang out when I visit.

Reply
John S.Rotonda West, FL3 days ago

I support the type of business and how it will help our veterans!!

Nicolas Y.3 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you John!

Glenn V.Punta Gorda, FL10 days ago

I invested because as a veteran myself and my wife it seemed an appropriate investment.

Nicolas Y.10 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Glenn!

Charles H.North Port, FL13 days ago

I invested because I am a veteran and want to see other veterans succeed

Nicolas Y.11 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Charles!

Alexis O.Palm Beach Gardens, FL14 days ago

FLORIDA!

Nicolas Y.14 days agoCharlie Foxtrot Brewing Entrepreneur

Oh yeah!

Jeremy A.North Port, FL14 days ago

Best of luck!! Cannot wait to have a beer with you both. Hooah!!!

Nicolas Y.14 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Jeremy, we can't wait either!

Amber J.Venice, FL17 days ago

As a fellow local small business owner and member of the North Port Area Chamber of Commerce, I am happy to support and look forward to having a new hang out!! Fingers crossed for a delicious Gluten Free option :) I would also love to talk with you all about anything else we can help with! We own Gulf Breeze Apparel, my email is amber@gulfbreezeapparel.com, we have helped Irma's Tacos with their branding, as well as 3 Bridges Brewing and Off the Wagon, and would absolutely LOVE to work with you guys too!! LOVE your logo so much!!!

Nicolas Y.17 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Amber, we look forward to being that local hangout spot! We will stay in touch if we need any merchandise help!

Amber J.Venice, FL17 days ago

I'm looking forward to it!! And I see you're an FGCU grad too!! So am I :) Class of 2008. We've been going down to Crazy Dingo Brewery lately in Ft Myers, also FGCU grads! We're everywhere lol.

Andrew K.Port Huron, MI18 days ago

I just wanted a free t shirt and glass 😂. Happy to invest in a vet owned start up.

Nicolas Y.17 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Andrew! Who doesn't love the swag!

Jedediah M.Clinton, UT20 days ago

I wish these fellow Veterans the best of luck in successful brewing and business.

Nicolas Y.20 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Jedediah!

Sally G.Venice, FL21 days ago

I invested because I support local business.

Nicolas Y.21 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Sally!

Luke H.San Francisco, CA22 days ago

I invested because I'm a veteran and want to support other veteran entrepreneurs!

Nicolas Y.22 days agoCharlie Foxtrot Brewing Entrepreneur

Thank you Luke!

Ryan H.Alexandria, VAa month ago

I supported this to I support gay brewers

Nicolas Y.a month agoCharlie Foxtrot Brewing Entrepreneur

Gotta love that Army buddy humor!

Michael S.Hilliard, OHa month ago

Happy to support a veteran-owned business and look forward to visiting when COVID is behind us and we can get to Florida again!

Nicolas Y.a month agoCharlie Foxtrot Brewing Entrepreneur

Thank you for your support from Ohio! We look forward to a post Covid world where we can gather together and have a nice pint!

carol m.Rotonda West, FLa month ago

I invested because I believe in the North Port community

Nicolas Y.a month agoCharlie Foxtrot Brewing Entrepreneur

Thank you Carol!

Gerry B.2 months ago

Do you have a location for the brewery?

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Gerry, we have a couple options for the location. However, we can not negotiate lease terms until we can prove we have the money. For us to do that we need this investment offering to be successful. We do have a third party working on a build site for 3 to 4 years down the road after we have been open already.

carol s.Northampton, PA2 months ago

My husband is a Vietnam vet and wish success to any veteran who moves forward.

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Thank you for your support Carol!

THOMAS K.Port Charlotte, FL2 months ago

I invested because I am a 27 year Army Special Forces Veteran, and want see this be a success. HOOAH!!!

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Thank you Thomas! Hooaaah!

Richard C.North Port, FL2 months ago

Very excited to have this business in our city and proud that is veteran owned!

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Thank you for your support Richard! We are excited to be here in North Port!

Amy G.Osprey, FL2 months ago

I invested because beer is good. And local breweries run by vets are the best! Looking forward to raising a glass with our North Port neighbors.

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

We can raise a glass to that! Thank you for your support!

Paul D.North Port, FL2 months ago

I supported this to bring some new business and vitality to the NoPo area!

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Thank you Paul! We are excited to be apart of the North Port Community!

Jonathan O.North Port, FL2 months ago

I supported this to enjoy some home town brew!

Nicolas Y.2 months agoCharlie Foxtrot Brewing Entrepreneur

Thank you! Can't wait to share a beer with you!

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